[WILLKIE FARR & GALLAGHER LLP LETTERHEAD]

VIA EDGAR AND EMAIL

January 25, 2011

Christian T. Sandoe, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

     Re:     del Rey Global Investors Funds
               File Nos. 333-167999 & 811-22434

Dear Mr. Sandoe:

On behalf of del Rey Global Investors Funds, a Delaware Trust (the “Trust”) and its series, the del Rey Monarch Fund, attached hereto for filing as EDGAR Correspondence is certain disclosure in draft form proposed to be included in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A as an expected forthcoming filing. An identical copy of the attached draft disclosure has previously been provided to you under separate cover in e-mail form, and, at your request, we are filing the attached on EDGAR.

Please call me at (202) 303-1151 or Maria Gattuso at (212) 728-8294 if you have any questions or further comments regarding the enclosure.

Sincerely,

/s/ David N. Solander____

                                                                                                David N. Solander

cc:     Gerald W. Wheeler, Esq.
         Barry Barbash, Esq.
         Maria Gattuso, Esq.

Enclosure